SECURITIES AND EXCHANGE COMMISSION
                           450 Fifth Street, N.W.
                           Washington, D.C. 20549

                                  FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File No. 1-8461

                      Gulfstream Aerospace Corporation
           (Exact name of registrant as specified in its charter)

                               P.O. Box 2206
                            500 Gulfstream Road
                        Savannah, Georgia 31402-2206
                               (912) 965-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Stock, $0.01 par value
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          (Title of each class of securities covered by this Form)

                                    None
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 (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   [x]     Rule 12h-3(b)(1)(ii)  [ ]
           Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)   [ ]
           Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii)  [ ]
           Rule 12g-4(a)(2)(ii)  [ ]     Rule 15d-6            [ ]
           Rule 12h-3(b)(1)(i)   [x]


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Approximate number of holders of record as of the certificate or notice date:

     Common Stock: 1

     General Dynamics Corporation ("General Dynamics") is the sole holder of record of the securities listed above as of the date hereof pursuant to the merger of Tara Acquisition Corporation, a wholly owned subsidiary of General Dynamics with and into Gulfstream Aerospace Corporation which was consummated on July 30, 1999.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Gulfstream Aerospace Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  August 4, 1999                   By: /s/ Chris A. Davis
                                           --------------------------------
                                           Name:  Chris A. Davis
                                           Title: Executive Vice President
                                                  and Chief Financial and
                                                  Administrative Officer